THE YORK WATER COMPANY 2004 *Annual Report*

OUR PRESENT COMMITMENT TO ACTION WILL ENSURE THE QUALITY OF OUR FUTURE





Table of Contents

President and CEO's Letter

Financials

Additional Information

*THE YORK WATER COMPANY has a strong tradition of **commitment** to successfully implement action plans that preserve and supply sources of high quality water to its customers.*

*This **commitment** in 1912-1913, resulted in the construction of a dam across the Codorus Creek **to provide a reserve** to meet future water shortages. This man-made lake, Lake Williams, played a major role during a serious drought in 1914.*

*In the mid 1960's, The York Water Company again **committed to ensuring future quality** of water service by constructing Lake Redman to more than double the Company's water storage capacity.*

***2004 marks the completion** of another significant **commitment** by The York Water Company – the construction of the fifteen-mile pipeline from the Susquehanna River to Lake Redman. This source of supply will only be drawn on during periods of high water use, drought emergencies or other emergencies.*

*The York Water Company made available the time, energy, and financial resources required for this **landmark project** immediately after meeting the challenges presented during the drought of 2002.*



*The York Water Company and their contractors provided the manpower, technology and project management necessary to complete the pipeline installation three months ahead of schedule. And The York Water Company will continue this extraordinary level of **commitment to the future** – a vision that ensures a continuous quality supply of **"that good York Water."***

DEAR SHAREHOLDERS,

We are pleased to report that the Company posted yet another all-time high performance in 2004. 2004 was a year of record financial performance, and the Company added a new page to its history of growth and service. Highlights of the Company's performance in 2004 were:

- *Revenues from water operations surpassed the $22 million mark for the first time.*
- *Earnings reached a record $5.3 million or $0.80 per share.*
- *The Company's stock price increased from $18.20 on January 1 to $19.40 per share on December 31, an increase of 6.6%.*
- *Completion of the Company's Susquehanna River intake, pumping station and pipeline.*

Financial Performance

During 2004, we posted the highest-ever operating revenues, operating income, net income and earnings per share. Sales grew by 7.7% to over $22.5 million; operating income increased 6.2% to $9.9 million. Our earnings rose by 19.2% to $5.3 million and earnings per share increased 14.3% to $0.80 per share. Earnings and earnings per share reflect a one-time gain of $0.4 million related to the sale of land.

Thanks to this strong performance, we were able to increase returns to shareholders by raising our dividends for the eighth consecutive year. In November, we increased our quarterly dividend 7.6% from $.145 per share to $.156 per share, reflecting our improved financial performance and underscoring our confidence in our future plans.

Included in our annual report is a comprehensive view and discussion of the Company's financial results and position.



Jeffrey S. Osman
President and Chief Executive Officer

Susquehanna River Source of Supply

During 2004, the Company made a massive commitment to strategically position itself to continue to meet our current and future customers' water supply requirements. The Company constructed and installed an intake, pumping station and 15-mile transmission pipeline to connect the Susquehanna River to the Company's Lake Redman Impounding Reservoir. The project will provide an additional source of water of twelve (12) million gallons per day. All of our customers face a more secure future because of this project.

To finance this project, the Company sold $19.3 million of tax-exempt bonds through the Pennsylvania Economic Development Financing Authority, and sold 415,000 shares of common stock during 2004.

Summary

The Company's exceptional performance during 2004 reflects the tremendous efforts and dedication of the entire York Water team. We are conscious of our responsibility as a supplier of the most precious natural resource. A priority for the Company will continue to be ensuring the availability of pure water service to existing and potential customers.

Sincerely,

Jeffrey S. Osman
President and Chief Executive Officer

Summary of Operations

For the Year	2004	2003	2002	2001	2000
Water operating revenue	$ 22,504,012	$ 20,888,536	$ 19,553,211	$ 19,402,542	$ 18,481,163
Operating expenses	12,595,457	11,554,957	11,219,992	10,467,905	10,008,624
Operating income	9,908,555	9,333,579	8,333,219	8,934,637	8,472,539
Interest expense	2,131,680	2,523,132	2,691,857	2,855,565	2,797,705
Gain on sale of land	743,195	–	–	–	–
Other income (expenses), net	(168,317)	12,499	182,570	159,536	166,003
Income before income taxes	8,351,753	6,822,946	5,823,932	6,238,608	5,840,837
Income taxes	3,051,230	2,374,650	2,033,585	2,232,541	2,083,050
Net income	$ 5,300,523	$ 4,448,296	$ 3,790,347	$ 4,006,067	$ 3,757,787
Per Share of Common Stock					
Book value	$ 6.98	$ 6.08	$ 5.85	$ 5.69	$ 5.33
Net income	.80	.70	.60	.65	.63
Dividends[1]	.591	.550	.525	.505	.490
Number of shares outstanding at year-end	6,887,047	6,419,230	6,364,803	6,308,664	6,085,466
Utility Plant					
Original cost	$163,700,595	$138,314,291	$127,117,248	$121,109,335	$114,748,545
Construction expenditures	25,981,406	11,526,563	6,309,906	7,095,827	6,413,721
Other					
Total assets	$156,066,449	$127,508,458	$118,408,387	$113,351,492	$107,626,319
Long-term debt including current maturities	51,913,445	32,652,086	32,690,344	32,728,220	32,765,720

(1) *Cash dividends per share reflect dividends declared on shares outstanding at each dividend date.*

For Management's Discussion and Analysis of Financial Condition and Results of Operations, Please Refer to Page 6.



Market for Common Stock and Dividends

The common stock of The York Water Company is traded on the Nasdaq National Market (Symbol "YORW").

Quarterly price ranges and cash dividends per share for the last two years follow:

	2004			2003		
	High	Low	Dividend*	High	Low	Dividend*
1st Quarter	$20.74	$18.03	$0.145	$16.90	$14.40	$0.135
2nd Quarter	21.04	18.44	0.145	19.95	15.90	0.135
3rd Quarter	18.99	16.50	0.145	18.28	16.24	0.135
4th Quarter	20.00	16.87	0.156	18.55	17.00	0.145

* Cash dividends per share reflect dividends declared on shares actually outstanding at each dividend date.
(Refer to Note 4 to the Financial Statements for a description of the restriction on the declaration and payment of cash dividends.)

Prices are closing prices listed on Nasdaq.
Shareholders of record (excluding individual participants in securities positions listings) as of December 31, 2004 numbered approximately 1,459.

Dividend Policy

Dividends on the Company's Common Stock are declared by the Board of Directors and are normally paid in January, April, July and October.

The dividend paid on the Common Stock on January 14, 2005 was the 536th consecutive dividend paid by the Company. The Company has paid consecutive dividends for its entire history, since 1816. The dividend rate has been increased annually for eight consecutive years.

Financial Reports and Investor Relations

Shareholders may request, without charge, copies of the Company's financial reports including Annual Reports and Forms 8-K, 10-K and 10-Q. Such requests, as well as other investor relations inquiries, should be addressed to:

Kathleen M. Miller — Chief Financial Officer
The York Water Company
Box 15089, York, PA 17405-7089
(717) 845-3601
(800) 750-5561
kathym@yorkwater.com

YORW on the Internet

For information about the Company, please visit us at: www.yorkwater.com.
The Annual Report and Proxy Statement can be found on the Company's website at: www.yorkwater.com.

FORWARD-LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements made with respect to the results of operations and businesses of the Company. Words such as "may," "should," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions are intended to identify forward-looking statements. Forward-looking statements include certain information relating to the Company's business strategy, including the markets in which it operates, the services it provides, its plans for construction, its expansion of its service territories, the Company's pipeline project to the Susquehanna River, water usage by its customers and its plans to invest in new technologies. These forward-looking statements are based upon management's current plans, expectations, estimates and assumptions and are subject to a number of risks and uncertainties that could significantly affect current plans, anticipated actions and the Company's financial condition and results of operations. Factors that may cause actual results to differ materially from those discussed in such forward-looking statements include, among others, the following possibilities: (i) weather conditions, particularly the amount of rainfall; (ii) the level of commercial and industrial business activity within the Company's service territory; (iii) construction of new housing within the Company's service territory; (iv) governmental regulation affecting the Company's rates and service obligations; and (v) general economic and business conditions, including interest rates, which are less favorable than expected. The Company does not intend to update these cautionary statements.

OVERVIEW

The business of the Company is to impound, purify and distribute water. The Company operates entirely within its franchised territory, which covers 33 municipalities within York County, Pennsylvania, and is subject to regulation by the Pennsylvania Public Utility Commission, or PPUC. Water service is supplied through the Company's own distribution system. The Company's service territory has an estimated population of 158,000. Industry of the area served is diversified, manufacturing such items as fixtures and furniture, electrical machinery, food products, paper, ordnance units, textile products, air conditioning, barbells and motorcycles. The Company has two reservoirs, Lake Williams and Lake Redman, which together hold up to 2.23 billion gallons of water. During 2004, the Company completed the Susquehanna River Pipeline Project which added 12 million gallons per day to its source of supply. The Company's present average daily consumption is approximately 18.1 million gallons, and its present average daily availability is approximately 35 million gallons.

The Company's business does not require large amounts of working capital and is not dependent on any single customer or a very few customers. In the area served by the Company, under the regulation of the PPUC, there are no competitors. Our operating revenue is derived from the following sources and in the following percentages: residential, 61%; commercial and industrial, 31%; and other, 8%, which is primarily from the provision for fire service. Increases in our revenues are generally dependent on our ability to obtain rate increases from regulatory authorities and increasing our volumes of water sold through increased consumption and increases in the number of customers served. During the five years ended in 2004, the Company has maintained an increasing growth in number of customers and distribution facilities as shown by the following chart:

	2004	2003	2002	2001	2000
Average daily consumption (gallons per day)	18,116,000	17,498,000	17,901,000	19,734,000	19,542,000
Miles of mains at year-end	784	746	731	717	703
Additional distribution mains installed (ft.)	200,740	79,988	72,121	77,923	67,072
Number of customers	53,134	51,916	51,023	50,079	49,195
Population served	158,000	156,000	153,000	149,000	146,000

Financials

Results of Operations

2004 COMPARED WITH 2003

Net income for 2004 was $5,300,523, an increase of $852,227, or 19.2%, compared to net income of $4,448,296 for 2003. Increased water revenues, allowance for funds used during construction and an after-tax gain on the sale of land were the primary contributing factors. Higher operating expenses partially offset the increase.

Water operating revenues for the year increased $1,615,476, or 7.7%, from $20,888,536 for 2003 to $22,504,012 for 2004. Increases in revenues are generally dependent on our ability to obtain rate increases from regulatory authorities and increasing our volumes of water sold through increased consumption and increases in the number of customers served. An 8.5% rate increase effective June 26, 2003 and a 15.9% rate increase effective November 9, 2004 accounted for approximately $1,337,000, or 82.7%, of the increase in water operating revenues for 2004. The average number of customers served in 2004 increased as compared to 2003 by 1,088, from 51,429 to 52,517 customers. This increase in customers, along with increased usage by our existing customers resulted in increased consumption in 2004. Per capita consumption is highly dependent on weather conditions. Significant rainfall during the year kept consumption from reaching expected levels. The total per capita volume of water sold increased .6% compared to 2003.

Operating expenses for the year increased $1,040,500, or 9.0%, from $11,554,957 for 2003 to $12,595,457 for 2004. Higher depreciation expense of approximately $163,000 due to increased plant investment, higher health and general insurance premiums of approximately $130,000, higher wage expenses and directors fees of approximately $314,000, permitting expenses of approximately $37,000, increased distribution facilities maintenance expenses (in part related to security) of approximately $84,000, increased contractual accounting services of approximately $98,000, increased banking fees and fees for our corporate bond rating of approximately $36,000, higher pension expense of approximately $44,000 and higher capital stock and payroll taxes of approximately $59,000 were the principal reasons for the increase. Lower legal and other professional services expense of approximately $19,000 partially offset the increase.

Interest expense on long-term debt increased $264,054, or 9.6%, from $2,759,228 for 2003 to $3,023,282 for 2004 due to an increase in amounts outstanding. The Company issued tax-exempt debt through the Pennsylvania Economic Development Financing Authority, or the PEDFA, in the amount of $7,300,000 in April 2004 and $12,000,000 in December 2004. The tax-exempt debt was issued primarily to pay down short-term debt incurred to fund the Susquehanna River Pipeline Project.

Interest expense on short-term debt increased $89,952, or 107.5%, from $83,655 for 2003 to $173,607 for 2004 due to an increase in short-term borrowings. The average short-term debt outstanding in 2004 and 2003 was $7,002,259 and $3,672,010, respectively. Most of the 2004 short-term debt outstanding was incurred to fund the Susquehanna River Pipeline Project.

Allowance for funds used during construction increased $745,458 from $319,751 for 2003 to $1,065,209 for 2004. An increased allowance on the costs associated with the Susquehanna River Pipeline Project of approximately $877,000 accounted for the increase.

A gain of $743,195 was recorded in the first quarter of 2004 for the sale of land. No other significant land sales or other unusual events are planned at this time. As a result, additional earnings such as these should not be expected in future periods.

Other income (expenses), net decreased by $180,816 in 2004 as compared to 2003 primarily due to a termination settlement of approximately $144,000, reduced interest income on water district notes of approximately $41,000 and increased charitable contributions of approximately $35,000. The increase was partially offset by lower supplemental retirement expenses of approximately $53,000.

Federal and state income taxes increased by $676,580, or 28.5%, due to an increase in pre-tax income. The effective tax rates for 2004 and 2003 were 36.5% and 34.8%, respectively.

Results of Operations (CONTINUED)

2003 COMPARED WITH 2002

Net income for 2003 was $4,448,296, an increase of $657,949, or 17.4%, compared to net income of $3,790,347 in 2002.

Water operating revenues for 2003 increased $1,335,325, or 6.8%, compared to 2002. The increase resulted primarily from the 8.5% rate increase effective June 26, 2003. Additional revenues came from the distribution surcharge, which was collected from all customers during the first half of 2003 for infrastructure improvements, and an increase in the average number of customers of 853.

Operating expenses for 2003 increased $334,965, or 3.0%, compared to 2002. The increase was due to higher depreciation, insurance, and rate case expense, along with higher contractual and directors' fees amounting to $362,000. Reduced source of supply expenses, pumping station maintenance, main maintenance, and lower realty taxes partially offset the increase by $115,000.

Interest on short-term debt increased $11,984, or 16.7%, in 2003 compared to 2002 due to an increase in short-term debt outstanding throughout the year, which was partially offset by a decrease in rates paid on outstanding debt. The average short-term debt outstanding in 2003 and 2002 was $3,672,010 and $2,432,512, respectively.

Allowance for funds used during construction for 2003 increased $180,328, or 129.3%, when compared to 2002. Capitalized interest on the costs associated with the Susquehanna River Pipeline project accounts for the majority of the increase.

Other income (expenses), net decreased $170,071, or 93.2%, when compared to 2002 due largely to a $197,000 increase in supplemental retirement expenses caused by a decrease in the discount rate provided by our pension actuary and used in the present value calculations. An $85,000 increase in interest income on water district notes receivable partially offset the decrease.

Federal and state income taxes increased by $341,065, or 16.8%, due to an increase in taxable income. The effective tax rates for 2003 and 2002 were 34.8% and 34.9%, respectively.

RATE DEVELOPMENTS

From time to time the Company files applications for rate increases with the PPUC and is granted rate relief as a result of such requests. The most recent rate request was filed by the Company on April 28, 2004 seeking an increase of $4,869,970, which would have represented a 22.1% increase in rates. On September 30, 2004, the PPUC authorized an increase in rates designed to produce approximately $3,500,000 in additional annual operating revenues, which represents an increase of 15.9%. The rate increase became effective on November 9, 2004 when the Susquehanna River Pipeline became operational. The Company plans to file its next rate increase request in April 2006.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2004, current liabilities exceeded current assets by $16,136,748. The excess was due to the reclassification of the Company's $4.3 million 6.0% Industrial Development Authority Revenue Refunding Bonds from long-term to short-term and the classification of the $12,000,000 debt issue as short-term because the bondholders can tender their bonds at any time. The Company believes the bonds would be successfully remarketed if tendered. The Company had no short-term borrowings from lines of credit as of December 31, 2004. The Company maintains lines of credit aggregating $31,500,000. Loans granted under these lines of credit bear interest at LIBOR plus .875 to 1.25%. All lines of credit are unsecured and payable upon demand. The Company is not required to maintain compensating balances on its lines of credit.

During 2004, net cash provided by operating and financing activities exceeded net cash used in investing activities by $164,235. The Company anticipates that during 2005 net cash used in investing and financing activities will equal net cash provided by operating activities. Borrowings against the Company's lines of credit, proceeds from the issuance of common stock under its dividend reinvestment plan (stock issued in lieu of cash dividends), or DRIP, and employee stock purchase plan, or ESPP, and customer advances will be used to satisfy the need for additional cash.

During 2004, the Company incurred $25,981,406 of construction expenditures. Approximately $17,274,000, or 66%, of the expenditures were for the Susquehanna River Pipeline Project. The Company financed such expenditures through internally generated funds, customers' advances, short-term borrowings, proceeds from the issuance of common stock under its DRIP and ESPP, tax-exempt bond issuances, and an underwritten common stock offering. The Company anticipates construction expenditures for 2005 and 2006 of approximately $14,251,000 and $16,302,000, respectively. In addition to transmission and distribution projects, a portion of the 2005 and 2006 expenditures is for the upgrade of our automated meter reading technology. The Company plans to finance these future expenditures using internally-generated funds, short-term borrowings and customer advances.

During the first quarter of 2004, the Company sold a parcel of land which provided cash of $792,021. This unusual event is not likely to recur in the foreseeable future and can not be relied upon for future liquidity.

On April 1, 2004 the PEDFA issued $7,300,000 aggregate principal amount of PEDFA Exempt Facilities Revenue Bonds, Series A of 2004 for the benefit of the Company. The PEDFA then loaned the proceeds of the offering to the Company pursuant to a loan agreement. The loan agreement provides for a $4,950,000 loan bearing interest at 5.00% and a $2,350,000 loan bearing interest at 4.05%. The bonds and the related loans will mature on April 1, 2016. Amounts outstanding under the loan agreement are the Company's general obligations. The loan agreement contains various covenants and restrictions. We believe that we are currently in compliance with all of these restrictions. The bonds were issued as part of the financing plan for the Susquehanna River Pipeline Project. The proceeds, net of issuance costs, were used to pay down short-term borrowings related to the Project.

The Company's 4.40% Industrial Development Authority Revenue Refunding Bonds, Series 1994, had a mandatory tender date of May 15, 2004. The bonds were remarketed and the interest rate redetermined to 3.60% on May 17, 2004. Under the terms of the bonds, existing bond holders were permitted to retain their bonds at the 3.60% interest rate. All bonds not retained by current bond holders were remarketed. The newly issued bonds will mature on May 15, 2009.

On July 21, 2004, the Company closed an underwritten public offering of 415,000 shares of its common stock. Janney Montgomery Scott LLC was the sole underwriter in the offering. The Company received net proceeds in the offering, after deducting offering expenses and underwriter's discounts and commissions, of approximately $6.8 million. The net proceeds were used to repay a portion of the Company's short-term indebtedness under its revolving credit facilities primarily incurred to finance the Susquehanna River Pipeline Project.

On December 9, 2004 the PEDFA issued $12,000,000 aggregate principal amount of PEDFA Exempt Facilities Revenue Bonds, Series B of 2004 for our benefit pursuant to the terms of a trust indenture, dated as of December 1, 2004, between the PEDFA and Manufacturers and Traders Trust Company, as trustee. The PEDFA then loaned the proceeds of the offering of the Series B Bonds to us pursuant to a loan agreement, dated as of December 1, 2004, between us and the PEDFA. The loan agreement provides for a $12,000,000 loan with a maturity date of October 1, 2029. Amounts outstanding under the loan agreement are our direct general obligations. The proceeds of the loan could only be used to pay, or reimburse us for, costs associated with the Susquehanna River Pipeline Project, or the Project. We used the proceeds of the loan, net of issuance costs, to pay down short-term borrowings incurred to fund costs related to the Project.

Borrowings under the loan agreement bear interest at a variable rate as determined by PNC Capital Markets, as Remarketing Agent, on a periodic basis elected by us. We have currently elected that the interest rate be determined on a weekly basis. The Remarketing Agent determines the interest rate based on then current market conditions in order to determine the lowest interest rate which would cause the Series B Bonds to have a market value equal to the principal amount thereof plus accrued interest thereon. As of December 31, 2004, the interest rate under the loan agreement was 2.08%.

In connection with the issuance of bonds, the Company entered into an interest rate swap transaction with a counterparty in the notional principal amount of $12,000,000. The interest rate swap agreement provides that, beginning in December 2004 and thereafter on a monthly basis, the Company pays the counterparty a fixed interest rate of 3.16% on the notional amount. In exchange, the counterparty will pay on a monthly basis to the Company a floating interest rate (based on 59% of the U.S. Dollar one-month LIBOR rate) on the notional amount. The swap agreement expires on October 1, 2029. The purpose of the interest rate swap is to manage the Company's exposure to fluctuations in prevailing interest rates.

The Company's 6.0% Industrial Development Authority Revenue Refunding Bonds, Series 1995, have a mandatory tender date of June 1, 2005. The bonds will be remarketed and the interest rate redetermined in 2005. The Company will be required to repurchase any unremarketed bonds. As a result of this mandatory tender, this $4.3 million was reclassified as current maturities during the second quarter 2004.

DIVIDENDS

During 2004, the Company's dividend payout ratios relative to net income and cash provided by operating activities were 74.1% and 49.1% respectively. During the fourth quarter of 2004, the Board of Directors increased the dividend by 7.6% from 14.5 cents per share to 15.6 cents per share per quarter. This was the eighth consecutive annual dividend increase and the 189th consecutive year of paying dividends. The Company expects to maintain this dividend amount in 2005.

COMMON STOCKHOLDERS' EQUITY

Common stockholders' equity as a percent of the total capitalization (including current maturities of long-term debt) was 48.1% as of December 31, 2004 compared with 54.5% as of December 31, 2003. It is the Company's intent to maintain a debt equity ratio near fifty percent.

INFLATION

The Company, like all other businesses, is affected by inflation, most notably by the continually increasing costs incurred to maintain and expand its service capacity. The cumulative effect of inflation results in significantly higher facility replacement costs which must be recovered from future cash flows. The ability of the Company to recover this increased investment in facilities is dependent upon future revenue increases, which are subject to approval by the PPUC. The Company can provide no assurances that its rate increases will be approved by the PPUC; and, if approved, the Company cannot guarantee that these rate increases will be granted in a timely or sufficient manner to cover the investments and expenses for which the rate increase was sought.

CONTRACTUAL OBLIGATIONS

The following summarizes the Company's contractual obligations by period as of December 31, 2004:

		Payments Due by Period					
	TOTAL	2005	2006	2007	2008	2009	THEREAFTER
Long-term debt obligations (a)	$ 51,913,445	$16,339,029	$ 39,422	$39,818	$ 40,218	$2,740,622	$32,714,336
Purchase obligations (b)	1,180,902	1,180,902	–	–	–	–	–
Defined benefit obligations (c)	450,000	450,000	–	–	–	–	–
Deferred employee benefits (d)	3,996,107	187,519	188,409	160,180	204,651	204,651	3,050,697
Total	$ 57,540,454	$18,157,450	$227,831	$199,998	$244,869	$2,945,273	$35,765,033

(a) Represents debt maturities including current maturities. 2005 payments include $12,000,000 variable rate bonds which could be tendered at any time and $4,300,000 Industrial Development Authority bonds which will be remarketed in 2005. The Company believes it will be able to remarket all tendered bonds.

(b) Represents obligations under construction contracts relating to the Susquehanna River Pipeline Project.

(c) Represents contributions expected to be made to qualified defined benefit plans. The amount of required contributions in 2006 and thereafter is not determinable.

(d) Represents the obligations under the Company's Supplemental Retirement and Deferred Compensation Plans for executives.

In addition to these obligations, we make refunds on Customers' Advances for Construction over a specific period of time based on operating revenues related to developer-installed water mains or as new customers are connected to and take service from such mains. The refund amounts are not included in the above table because the timing cannot be accurately estimated. Portions of these refund amounts are payable annually through 2015 and amounts not paid by the contract expiration dates become non-refundable and are transferred to Contributions in Aid of Construction. Additionally, since payments on the interest rate swap are also uncertain, they are excluded from the table above.

SUSQUEHANNA RIVER PIPELINE PROJECT UPDATE

During 2004, the intake, pumping station wet well, 15-mile pipeline and outfall were all completed and the pumping equipment was installed. The pipeline was operational on November 9, 2004. The Company is currently completing work on the pump house building and garage.

CRITICAL ACCOUNTING ESTIMATES

The methods, estimates and judgments we use in applying our accounting policies have a significant impact on the results we report in our financial statements. Our accounting policies require us to make subjective judgments because of the need to make estimates of matters that are inherently uncertain. Our most critical accounting estimates include: regulatory assets and liabilities, the determination of the remaining life of our assets, revenue recognition and the discount rate used in our pension plan calculations.

Regulatory Assets and Liabilities

SFAS No. 71 stipulates generally accepted accounting principles for companies whose rates are established by or are subject to approval by an independent third-party regulator. In accordance with SFAS No. 71, we defer costs and credits on the balance sheet as regulatory assets and liabilities when it is probable that these costs and credits will be recognized in the rate-making process in a period different from when the costs and credits were incurred. If we later find that these assets and liabilities cannot be included in rate-making, they are adjusted appropriately.

Determination of Remaining Lives

In connection with the determination of the remaining life of the Company's assets, the Company is required to estimate the book depreciation reserve and annual depreciation accruals related to its utility plant. The Company performs service life studies by assembling and compiling historical data related to utility plant, analyzing such data to obtain historical trends of survivor characteristics, and interpreting the data to form judgments of service life characteristics. The PPUC reviews and approves the Company's determination of the remaining life of the Company's assets.

Revenue Recognition

Revenues include amounts billed to metered customers on a cycle basis and unbilled amounts based on estimated usage from the latest meter reading to the end of the accounting period. The unbilled revenue amount is recorded as a current asset on the balance sheet. Based on historical experience, we believe our estimate of unbilled revenues is reasonable.

Determination of Discount Rate

In connection with the discount rate used in our pension disclosure, the Company selected a 5.9% discount rate as of December 31, 2004 based on the Moody's AA bond rate. This rate was selected to approximate the rate that would be used if the obligations were to be settled by purchasing annuities from an insurance carrier. This is consistent with the methodology used to select discount rates in the past.

Other critical accounting estimates are discussed in the Accounting Policies note to the Financial Statements.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not use off-balance sheet transactions, arrangements or obligations that may have a material current or future effect on financial condition, results of operations, liquidity, capital expenditures, capital resources or significant components of revenues or expenses. The Company does not use securitization of receivables or unconsolidated entities. The Company does not engage in trading or risk management activities, has no lease obligations, and does not have material transactions involving related parties with the exception of the interest rate swap agreement previously mentioned.

Management's Report on Internal Control Over Financial Reporting

Management of The York Water Company (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated the Company's internal control over financial reporting as of December 31, 2004. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (COSO). As a result of this assessment and based on the criteria in the COSO framework, management has concluded that the Company's internal control over financial reporting is not effective because two material weaknesses have been identified as of December 31, 2004. A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The material weaknesses that have been identified are a lack of segregation of duties in the Company's treasury management, check processing, and billing functions and insufficient expertise and analysis in the application of generally accepted accounting principles to significant non-routine transactions.

As part of its assessment, management identified a lack of segregation of duties in the Company's treasury management, check processing, and billing functions. Since December 31, 2004, management has implemented measures to improve controls over these processes, including additional review and oversight of the treasury function and further limitation of access to the check processing system. In addition, the Company is in the process of designing a new enterprise software system which will provide substantial segregation of duties within the billing function. The Company currently expects to complete implementation of the software system in June 2006. In the interim, personnel from the accounting department will perform reconciliations and testing on the functions performed by the billing department.

During the fourth quarter of 2004, Beard Miller Company LLP, the Company's independent registered public accounting firm, identified the Company's other material weakness, which is insufficient expertise and analysis in the application of generally accepted accounting principles to certain significant non-routine transactions, including the preparation of the related financial statement disclosures. The Company is addressing this issue by increasing the availability of educational opportunities for financial management personnel. In addition, management expects to engage an outside consultant to provide expertise on non-routine matters when they arise.

The Company's independent auditors, Beard Miller Company LLP, have audited management's assessment of the Company's internal control over financial reporting. Their opinion on management's assessment and their opinions on the effectiveness of the Company's internal control over financial reporting and on the Company's financial statements appear on the following pages of this annual report.

Jeffrey S. Osman
Chairman, Chief Executive Officer

Kathleen M. Miller
Chief Financial Officer

March 14, 2005

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS THE YORK WATER COMPANY

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that The York Water Company did not maintain effective internal control over financial reporting as of December 31, 2004, because of the effects of the lack of segregation of duties in the Company's treasury management, check processing, and billing functions, and insufficient expertise and analysis in the application of generally accepted accounting principles to certain significant non-routine transactions, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (COSO). The York Water Company management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The material weaknesses that have been identified and included in management's assessment are a lack of segregation of duties in the Company's treasury management, check processing, and billing functions, and insufficient expertise and analysis in the application of generally accepted accounting principles to certain significant non-routine transactions, which could lead to misstatements in financial reporting. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2004 financial statements, and this report does not affect our report dated March 14, 2005 on those financial statements.

In our opinion, management's assessment that The York Water Company did not maintain effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, The York Water Company has not maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Beard Miller Company LLP

York, Pennsylvania
March 14, 2005

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS THE YORK WATER COMPANY

We have audited the accompanying balance sheets of The York Water Company as of December 31, 2004 and 2003, and the related statements of income, stockholders' equity and comprehensive income, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of The York Water Company for the year ended December 31, 2002 were audited by other auditors, whose report dated March 4, 2003, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The York Water Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The York Water Company's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 14, 2005 expressed an unqualified opinion on management's assessment of internal control over financial reporting and an adverse opinion on the effectiveness of internal control over financial reporting.

Beard Miller Company LLP

York, Pennsylvania
March 14, 2005

Financials

Assets	December 31, 2004	December 31, 2003
Utility Plant, at original cost	$165,047,807	$139,695,089
Plant acquisition adjustments	(1,347,212)	(1,380,798)
Accumulated depreciation	(24,246,705)	(22,590,516)
Net utility plant	139,453,890	115,723,775
Other Physical Property:		
Less accumulated depreciation of $121,976 in 2004 and $104,571 in 2003	506,721	664,982
Current Assets:		
Cash and cash equivalents	164,235	–
Receivables, less reserves of $130,000 in 2004 and 2003	3,708,119	3,163,285
Materials and supplies, at cost	693,392	592,376
Prepaid expenses	373,471	262,980
Deferred income taxes	88,655	88,655
Total current assets	5,027,872	4,107,296
Other Long-Term Assets:		
Prepaid pension cost	680,262	1,836,228
Deferred debt expense	796,657	294,612
Notes receivable	2,241,575	658,878
Deferred regulatory assets	4,459,656	2,069,265
Other	2,899,816	2,153,422
Total long-term assets	11,077,966	7,012,405
Total Assets	$156,066,449	$127,508,458

Stockholders' Equity and Liabilities	2004	2003
Common Stockholders' Equity:		
Common stock, no par value, authorized 31,000,000 shares, issued and outstanding 6,887,047 shares in 2004 and 6,419,230 shares in 2003	$41,014,215	$33,234,985
Retained earnings	7,191,739	5,821,544
Accumulated other comprehensive loss	(168,628)	–
Total common stockholders' equity	48,037,326	39,056,529
Preferred stock, authorized 500,000 shares, no shares issued	–	–
Long-term debt, excluding current portion	35,574,416	29,913,445
Commitments		
Current Liabilities:		
Short-term borrowings	–	7,153,119
Current portion of long-term debt	16,339,029	2,738,641
Accounts payable	1,798,289	1,743,094
Dividends payable	845,608	718,540
Accrued taxes	591,324	361,936
Advance water revenues	32,644	26,435
Accrued interest	761,132	678,164
Deferred regulatory liabilities	88,655	88,655
Other accrued expenses	707,939	538,662
Total current liabilities	21,164,620	14,047,246
Deferred Credits:		
Customers' advances for construction	20,574,800	18,445,063
Contributions in aid of construction	14,066,754	12,776,288
Deferred income taxes	11,411,751	9,412,313
Deferred investment tax credits	1,120,880	1,165,892
Deferred regulatory liabilities	801,580	830,523
Deferred employee benefits	3,017,330	1,861,159
Obligation under interest rate swap	296,992	–
Total deferred credits	51,290,087	44,491,238
Total Stockholders' Equity and Liabilities	$156,066,449	$127,508,458

The accompanying notes are an integral part of these statements.

	YEAR ENDED DECEMBER 31		
	2004	2003	2002
Water Operating Revenues:			
Residential	$13,789,466	$12,574,219	$11,527,695
Commercial and industrial	6,892,764	6,597,301	6,384,719
Other	1,821,782	1,717,016	1,640,797
	22,504,012	20,888,536	19,553,211
Operating Expenses:			
Operation and maintenance	4,975,627	4,659,419	4,630,187
Administrative and general	4,759,325	4,253,106	4,049,496
Depreciation and amortization	1,941,867	1,778,672	1,663,494
Taxes other than income taxes	918,638	863,760	876,815
	12,595,457	11,554,957	11,219,992
Operating income	9,908,555	9,333,579	8,333,219
Other Income (Expenses):			
Interest on long-term debt	(3,023,282)	(2,759,228)	(2,759,609)
Interest on short-term debt	(173,607)	(83,655)	(71,671)
Allowance for funds used during construction	1,065,209	319,751	139,423
Gain on sale of land	743,195	–	–
Other income (expenses), net	(168,317)	12,499	182,570
	(1,556,802)	(2,510,633)	(2,509,287)
Income before income taxes	8,351,753	6,822,946	5,823,932
Federal and state income taxes	3,051,230	2,374,650	2,033,585
Net income	$ 5,300,523	$ 4,448,296	$ 3,790,347
Basic Earnings Per Share	$ 0.80	$ 0.70	$ 0.60
Cash Dividends Per Share	$ 0.591	$ 0.550	$ 0.525

The accompanying notes are an integral part of these statements.

Statements of Common Stockholders' Equity and Comprehensive Income

For the Years Ended December 31, 2004, 2003 and 2002

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance, January 1, 2002	$ 31,473,194	$ 4,418,280	$ –	$ 35,891,474
Net income	–	3,790,347	–	3,790,347
Dividends ($.525 per share)	–	(3,323,095)	–	(3,323,095)
Issuance of common stock under dividend reinvestment plan	786,392	–	–	786,392
Issuance of common stock under employee stock purchase plan	71,590	–	–	71,590
Balance, December 31, 2002	32,331,176	4,885,532	–	37,216,708
Net income	–	4,448,296	–	4,448,296
Dividends ($.550 per share)	–	(3,512,284)	–	(3,512,284)
Issuance of common stock under dividend reinvestment plan	820,742	–	–	820,742
Issuance of common stock under employee stock purchase plan	83,067	–	–	83,067
Balance, December 31, 2003	33,234,985	5,821,544	–	39,056,529
Net income	–	5,300,523	–	5,300,523
Other comprehensive loss:				
Unrealized loss on interest rate swap, net of $120,559 income tax	–	–	(176,433)	(176,433)
Reclassification adjustment for amounts recognized in income, net of $5,333 income tax	–	–	7,805	7,805
Comprehensive income				5,131,895
Dividends ($.591 per share)	–	(3,930,328)	–	(3,930,328)
Issuance of 415,000 shares of common stock	6,832,035	–	–	6,832,035
Issuance of common stock under dividend reinvestment plan	860,663	–	–	860,663
Issuance of common stock under employee stock purchase plan	86,532	–	–	86,532
Balance, December 31, 2004	$ 41,014,215	$ 7,191,739	$ (168,628)	$ 48,037,326

The accompanying notes are an integral part of these statements.

Statements of Cash Flows

	Year Ended December 31		
	2004	2003	2002
Cash Flows from Operating Activities:			
Net income	$5,300,523	$4,448,296	$3,790,347
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on sale of land	(743,195)	–	–
Depreciation and amortization	1,941,867	1,778,672	1,663,494
Amortization of deferred income	(127,247)	(130,618)	(133,820)
Unrealized loss on swap transaction	13,138	–	–
Provision for losses on accounts receivable	99,599	97,297	90,481
Increase in deferred income taxes	1,869,454	1,206,742	1,278,016
Changes in assets and liabilities:			
(Increase) decrease in accounts receivable	(644,433)	(422,081)	66,018
Increase in materials and supplies	(101,016)	(111,803)	(30,796)
(Increase) decrease in prepaid expenses and prepaid pension costs	(705,512)	30,894	(45,739)
Increase (decrease) in accounts payable, accrued expenses, regulatory and other liabilities and deferred employee benefits	1,452,919	(1,194,895)	840,346
Increase (decrease) in accrued interest and taxes	312,356	333,200	(498,937)
(Increase) decrease in regulatory and other assets	(919,676)	877,238	(786,002)
Net cash provided by operating activities	7,748,777	6,912,942	6,233,408
Cash Flows from Investing Activities:			
Utility plant additions, including allowance for funds used during construction of $1,065,209 in 2004, $319,751 in 2003 and $139,423 in 2002	(25,875,371)	(10,393,742)	(6,328,906)
Proceeds from sale of land	792,021	–	–
Decrease in notes receivable	17,600	176,275	518,623
Net cash used in investing activities	(25,065,750)	(10,217,467)	(5,810,283)
Cash Flows from Financing Activities:			
Customers' advances for construction and contributions in aid of construction	2,436,699	1,985,445	1,858,074
Repayments of customer advances	(490,393)	(514,788)	(643,217)
Borrowings of long-term debt	19,300,000	–	–
Debt issuance costs	(549,308)	–	–
Repayments of long-term debt	(38,641)	(38,258)	(37,876)
Borrowings under line-of-credit agreements	38,949,905	14,939,541	6,505,059
Repayments under line-of-credit agreements	(46,103,024)	(10,524,398)	(5,767,083)
Issuance of 415,000 shares of common stock	6,832,035	–	–
Issuance of common stock under dividend reinvestment plan	860,663	820,742	786,392
Issuance of common stock under employee stock purchase plan	86,532	83,067	71,590
Dividends paid	(3,803,260)	(3,446,826)	(3,293,511)
Net cash provided by (used in) financing activities	17,481,208	3,304,525	(520,572)
Net change in cash and cash equivalents	164,235	–	(97,447)
Cash and cash equivalents at beginning of period	–	–	97,447
Cash and cash equivalents at end of period	$ 164,235	$ –	$ –
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest, net of amounts capitalized	$2,041,577	$2,521,995	$2,683,248
Income taxes	1,003,310	838,658	1,204,172

Supplemental schedule of non cash investing and financing activities:
Accounts payable includes $1,311,646 in 2004, $1,205,611 in 2003 and $72,790 in 2002 for the construction of utility plant.
The change in notes receivable includes $1,600,297 in 2004 and ($231,860) in 2002 offset by like amounts of customer advances.

The accompanying notes are an integral part of these statements.

Financials

1. Accounting Policies

The business of The York Water Company is to impound, purify and distribute water. The Company operates entirely within its franchised territory located in York County, Pennsylvania, and is subject to regulation by the PPUC.

The following summarizes the significant accounting policies employed by The York Water Company.

Utility Plant and Depreciation

The cost of additions includes contracted cost, direct labor and fringe benefits, materials, overhead and, for certain utility plant, allowance for funds used during construction. Water systems acquired are recorded at estimated original cost of utility plant when first devoted to utility service and the applicable depreciation is recorded to accumulated depreciation. The difference between the estimated original cost less applicable accumulated depreciation, and the purchase price is recorded as an acquisition adjustment within utility plant. At December 31, 2004 and 2003, utility plant includes a credit acquisition adjustment of $1,347,212 and $1,380,798, respectively, which is being amortized over the remaining life of the respective assets. Amortization amounted to $33,586 in 2004 and $33,585 in 2003.

Upon normal retirement of depreciable property, the estimated or actual cost of the asset is credited to the utility plant account, and such amounts, together with the cost of removal less salvage value, is charged to the reserve for depreciation. To the extent the Company recovers cost of removal or other retirement costs through rates after the retirement costs are incurred, a regulatory asset is reported. All prior year amounts have been restated to remove the regulatory asset from accumulated depreciation where it had previously been reported. Gains or losses from abnormal retirements are reflected in income currently.

The Company charges to maintenance expense the cost of repairs and replacements and renewals of minor items of property. Maintenance of transportation equipment is charged to clearing accounts and apportioned therefrom in a manner similar to depreciation. The cost of replacements, renewals and betterments of units of property is capitalized to the utility plant accounts.

The straight-line remaining life method is used to compute depreciation on utility plant cost, exclusive of land and land rights. Annual provisions for depreciation of transportation and mechanical equipment included in utility plant are computed on a straight-line basis over the estimated service lives. Such provisions are charged to clearing accounts and apportioned therefrom to operating expenses and other accounts in accordance with the Uniform System of Accounts as prescribed by the PPUC. The following remaining lives are used for financial reporting purposes:

Utility Plant Asset Category	December 31, 2004	2003	Approximate Range of Remaining Lives
Mains and accessories	$ 87,352,016	$ 69,157,005	10-87 yrs
Services, meters, and hydrants	33,243,755	30,829,756	20-52 yrs
Operations structures, reservoirs and water tanks	25,007,508	20,797,917	14-63 yrs
Pumping and purification equipment	5,893,102	5,687,757	7-34 yrs
Office, transportation and operating equipment	3,559,054	3,317,779	1-21 yrs
Land and other non-depreciable assets	2,450,835	1,452,462	-
Utility plant in service	157,506,270	131,242,676	
Construction work in progress	7,541,537	8,452,413	-
Total Utility Plant	$165,047,807	$139,695,089	

The effective rate of depreciation was 1.74% in 2004, 1.81% in 2003, and 1.76% in 2002 on average utility plant, net of customers' advances and contributions. Larger depreciation provisions are deducted for tax purposes.

Deferred Debt Expense

Deferred debt expense is amortized on a straight-line basis over the term of the related debt.

Regulatory Assets and Liabilities

The Company is subject to the provisions of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." SFAS No. 71 provides for the recognition

Regulatory Assets and Liabilities (CONTINUED)

of regulatory assets and liabilities as allowed by regulators for costs or credits that are reflected in current rates or are considered probable of being included in future rates. The regulatory assets or liabilities are then relieved as the cost or credit is reflected in rates. Regulatory assets represent costs that are expected to be fully recovered from customers in future rates while regulatory liabilities represent amounts that are expected to be refunded to customers in future rates.

	December 31, 2004		December 31, 2003	
	Assets	Liabilities	Assets	Liabilities
Income taxes	$1,787,105	$890,235	$1,499,526	$919,178
Postretirement benefits	2,098,867	–	347,880	–
Utility plant retirement costs	362,547	–	78,469	–
Rate case filing expenses	211,137	–	143,390	–
	$4,459,656	$890,235	$2,069,265	$919,178

Certain items giving rise to deferred state income taxes, as well as a portion of deferred Federal income taxes related to differences between book and tax depreciation expense, are recognized for ratemaking purposes on a cash or flow-through basis and will be recovered in rates as they reverse. In addition, the remaining deferred investment tax credit has an associated regulatory liability which will be given back to customers in rates as it is amortized.

Postretirement benefits include both deferred pension expense in excess of contributions made to the plans, and an additional minimum liability for pensions as a result of a plan amendment and a decline in the discount rate used for pension obligations. The additional minimum liability represents the excess of the accumulated benefit obligation over the fair market value of the assets. Both are expected to be recovered in future years as additional contributions are made.

The regulatory asset for utility plant retirement costs, including cost of removal, represents costs already incurred that are expected to be recovered over a five year period in rates. Rate case filing expenses are deferred and amortized over a period of 1-2 years.

Other Assets

Other assets consist mainly of the cash value of life insurance policies held as funding for the Company's supplemental retirement and deferred compensation programs.

Revenues

Revenues include amounts billed to customers on a cycle basis and unbilled amounts based on estimated usage from the latest meter reading to the end of the accounting period.

Customers' Advances for Construction

Advances are received from customers for construction of utility plant and are refundable as operating revenues are earned and any notes receivable have been paid after the completion of construction. After all refunds to which the customer is entitled are made, any remaining balance is transferred to contributions in aid of construction. From 1986 – 1996 when customer advances were taxable income to the Company, we collected additional funds from customers to cover the taxes. These funds were recorded as a liability and are being amortized as deferred income over the tax life of the underlying assets.

Contributions in Aid of Construction

Contributions in aid of construction include direct contributions and the portion of customers' advances for construction, which become nonrefundable. Transfers to other accounts may not be made without approval of the PPUC.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on interest rate swaps, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Interest Rate Swap Agreement

The Company utilizes an interest rate swap agreement to convert a portion of its variable-rate debt to a fixed rate (cash flow hedge). Interest rate swaps are contracts in which a series of interest rate flows are exchanged over a prescribed period. The notional amount on which the interest payments are based is not exchanged.

The effective portion of the gain or loss on a derivative designated and qualifying as a cash flow hedging instrument is initially reported as a component of other comprehensive income and subsequently reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the derivative instrument, if any, is recognized currently in earnings. For 2004, this amount was $1,569 and was included in interest expense. During the twelve months ended December 31, 2005, the Company expects to reclassify $96,467 (net of tax) from other comprehensive loss to earnings as an expense. The interest rate swap will expire on October 1, 2029.

Interest rate derivative financial instruments receive hedge accounting treatment only if they are designated as a hedge and are expected to be, and are, effective in substantially reducing interest rate risk arising from the assets and liabilities identified as exposing the Company to risk. Those derivative financial instruments that do not meet the hedging criteria discussed below would be classified as trading activities and would be recorded at fair value with changes in fair value recorded in income. Derivative hedge contracts must meet specific effectiveness tests (i.e., over time the change in their fair values due to the designated hedge risk must be within 80 to 125 percent of the opposite change in the fair values of the hedged assets or liabilities). Changes in fair value of the derivative financial instruments must be effective at offsetting changes in the fair value of the hedged items due to the designated hedge risk during the term of the hedge. Further, if the underlying financial instrument differs from the hedged asset or liability, there must be a clear economic relationship between the prices of the two financial instruments. If periodic assessment indicates derivatives no longer provide an effective hedge, the derivative contracts would be closed out and settled or classified as a trading activity.

Income Taxes

Certain income and expense items are accounted for in different time periods for financial reporting than for income tax reporting purposes.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent such income taxes increase or decrease future rates, an offsetting regulatory asset or liability has been recorded.

Investment tax credits have been deferred and are being amortized to income over the average estimated service lives of the related assets. As of December 31, 2004 and 2003, deferred investment tax credits amounted to $1,120,880 and $1,165,892, respectively.

Accounts Receivable

Accounts receivable are stated at outstanding balances, less a reserve for doubtful accounts. The reserve for doubtful accounts is established through provisions charged against income. Accounts deemed to be uncollectible are charged against the reserve and subsequent recoveries, if any, are credited to the reserve. The reserve for doubtful accounts is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the reserve is based on past experience, agings of the receivables, adverse situations that may affect a customer's ability to pay, current economic conditions, and other relevant factors. This evaluation is inherently subjective as it requires estimates that may be susceptible to significant change. Unpaid balances remaining after the stated payment terms are considered past due.

Notes Receivable

Notes receivable are recorded at cost. Management, considering current information and events regarding the borrowers' ability to repay their obligations, considers a

Notes Receivable (CONTINUED)

note to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the note agreement. When a note is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the note's effective interest rate.

Pension Plans

The Company has defined benefit pension plans covering substantially all of its employees. The benefits are based on years of service and the employee's compensation before retirement. The Company also has a savings plan pursuant to the provisions of Section 401(k) of the Internal Revenue Code. The plan covers substantially all of its employees.

Allowance for Funds Used During Construction

Allowance for funds used during construction (AFUDC) represents the cost of funds used for construction purposes during the period of construction. These costs are reflected as non-cash income during the construction period and as an addition to the cost of plant constructed. The Company used a blended AFUDC rate in 2004 due to its financing of the Susquehanna River Pipeline Project with tax-exempt debt. The tax-exempt borrowing rate was used for pipeline construction costs which were financed with the tax-exempt debt, and the PPUC approved rate of 10.04% was used for the remainder of construction costs during 2004. The PPUC approved rate of 10.04% was used for 2003 and 2002. AFUDC is recovered through water rates as utility plant is depreciated.

Statements of Cash Flows

For the purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents except for those instruments earmarked to fund construction expenditures or repay long-term debt.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain 2002 and 2003 amounts have been reclassified to conform to the 2004 presentation. Such reclassifications had no effect on net income.

Impact of Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") approved Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised 2004), "Share-Based Payment". This statement is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation", and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based transactions. The statement requires companies to begin expensing equity-based awards in the first interim or annual reporting period beginning after June 15, 2005. We plan to adopt this statement for first quarter reporting in 2005. Adoption of this statement is not expected to have a material impact on our results of operations or financial position.

2. RATE INCREASES

The Company increased rates as approved by the PPUC in June 2003 (8.5%). The rates became effective June 26, 2003 and were designed to produce approximately $1,725,000 in additional annual operating revenues. The Company subsequently increased rates as approved by the PPUC in September 2004 (15.9%). The new rates became effective November 9, 2004 and are designed to produce approximately $3,500,000 in additional annual operating revenues. The next increase request is projected to be filed in April 2006.

3. INCOME TAXES

The provisions for income taxes consist of:

	2004	2003	2002
Federal current	$ 716,468	$ 724,838	$ 425,397
State current	465,308	443,070	330,172
Federal deferred	1,847,849	1,249,914	1,301,525
State deferred	66,617	(6,050)	12,467
Federal investment tax credit, net of current utilization	(45,012)	(37,122)	(35,976)
Total income taxes	$ 3,051,230	$ 2,374,650	$ 2,033,585

A reconciliation of the statutory Federal tax provision (34%) to the total provision follows:

	2004	2003	2002
Statutory Federal tax provision	$ 2,839,596	$ 2,319,802	$ 1,980,137
Tax-exempt interest	(67,313)	(81,265)	(57,073)
Amortization of investment tax credit	(45,238)	(38,321)	(38,211)
State income taxes, net of Federal benefit	351,071	288,433	226,142
Cash value of life insurance	(40,820)	(29,490)	(28,264)
Other, net	13,934	(84,509)	(49,146)
Total income taxes	$ 3,051,230	$ 2,374,650	$ 2,033,585

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2004 and 2003 are summarized in the following table:

	2004	2003
Deferred tax assets:		
Reserve for doubtful accounts	$ 52,771	$ 52,771
Deferred compensation	834,714	804,101
Customers' advances and contributions	354,799	406,453
Alternative minimum tax credit carryforward	416,854	396,057
Deferred taxes associated with the gross-up of revenues necessary to return, in rates, the effect of temporary differences	361,245	372,993
Investment tax credit	455,003	473,275
Unrealized loss on interest rate swap	115,226	–
Costs deducted for book, not for tax	28,547	20,139
Total deferred tax assets	2,619,159	2,525,789
Deferred tax liabilities:		
Accelerated depreciation	11,827,098	10,107,437
Prepaid pension	886,604	745,325
Deferred taxes associated with the gross-up of revenues necessary to recover, in rates, the effect of temporary differences	725,386	749,936
Costs deducted for tax, not for book	503,167	246,749
Total deferred tax liabilities	13,942,255	11,849,447
Net deferred tax liability	$11,323,096	$ 9,323,658
Reflected on balance sheets as:		
Current deferred tax asset	$ (88,655)	$ (88,655)
Noncurrent deferred tax liability	11,411,751	9,412,313
Net deferred tax liability	$11,323,096	$ 9,323,658

No valuation allowance is required for deferred tax assets as of December 31, 2004 and 2003. In assessing the soundness of deferred tax assets, management considers whether it is more likely than not that, some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and the current regulatory environment, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

4. LONG-TERM DEBT AND SHORT-TERM BORROWINGS

Long-term debt as of December 31, 2004 and 2003 is summarized in the following table:

	2004	2003
1.00% Pennvest Loan, due 2019	$613,445	$652,086
6.00% Industrial Development Authority Revenue Refunding Bonds, Series 1995, due 2010	4,300,000	4,300,000
10.05% Senior Notes, Series C, due 2020	6,500,000	6,500,000
10.17% Senior Notes, Series A, due 2019	6,000,000	6,000,000
9.60% Senior Notes, Series B, due 2019	5,000,000	5,000,000
8.43% Senior Notes, Series D, due 2022	7,500,000	7,500,000
3.60% Industrial Development Authority Revenue Refunding Bonds, Series 1994, due 2009	2,700,000	–
4.40% Industrial Development Authority Revenue Refunding Bonds, Series 1994, due 2009	–	2,700,000
4.05% PEDFA Exempt Facilities Revenue Bonds, Series A, due 2016	2,350,000	–
5.00% PEDFA Exempt Facilities Revenue Bonds, Series A, due 2016	4,950,000	–
Variable Rate PEDFA Exempt Facilities Revenue Bonds, Series B, due 2029	12,000,000	–
Total long-term debt	$51,913,445	$32,652,086
Less current maturities	(16,339,029)	(2,738,641)
Long-term portion	$35,574,416	$29,913,445

Payments due by period:

2005	2006	2007	2008	2009
$16,339,029	$39,422	$39,818	$40,218	$2,740,622

2005 payments include $12,000,000 variable rate bonds which could be tendered at any time and $4,300,000 Industrial Development Authority bonds which will be remarketed in 2005. The Company believes it will be able to remarket all tendered bonds.

On April 1, 2004 the Pennsylvania Economic Development Financing Authority, or the PEDFA, issued $7,300,000 aggregate principal amount of Pennsylvania Economic Development Financing Authority Exempt Facilities Revenue Bonds, Series A of 2004 for the benefit of the Company. The PEDFA then loaned the proceeds of the offering to the Company pursuant to a loan agreement. The loan agreement provides for a $4,950,000 loan bearing interest at 5.00% and a $2,350,000 loan bearing interest at 4.05%. The bonds and the related loans will mature on April 1, 2016. The loan agreement contains various covenants and restrictions. We believe that we are currently in compliance with all of these restrictions. The bonds were issued as part of the financing plan for the Susquehanna River Pipeline Project. The proceeds, net of issuance costs, were used to pay down short-term borrowings related to the Project.

The 4.40% Industrial Development Authority Revenue Refunding Bonds, Series 1994, had a mandatory tender date of May 15, 2004. The bonds were remarketed and the interest rate re-determined to 3.60% on May 17, 2004. Under the terms of the bonds, existing bond holders were permitted to retain their bonds at the 3.60% interest rate. All bonds not retained by current bond holders were remarketed. The newly issued bonds will mature on May 15, 2009.

The 6.0% Industrial Development Authority Revenue Refunding Bonds, Series 1995, have a mandatory tender date of June 1, 2005. The bonds will be remarketed and the interest rate re-determined in 2005. The Company will be required to repurchase any unremarketed bonds. As a result of this mandatory tender, this $4.3 million was reclassified as current maturities.

On December 9, 2004 the Pennsylvania Economic Development Financing Authority, or the PEDFA, issued $12,000,000 aggregate principal amount of PEDFA Exempt Facilities Revenue Bonds, Series B of 2004 for our benefit pursuant to the terms of a trust indenture, dated as of December 1, 2004, between the PEDFA and Manufacturers and Traders Trust Company, as trustee. The PEDFA then loaned the proceeds of the offering of the Series B Bonds to us pursuant to a loan agreement, dated as of December 1, 2004, between us and the PEDFA.

The loan agreement provides for a $12,000,000 loan with a maturity date of October 1, 2029. Amounts outstanding under the loan agreement are our direct general obligations. The proceeds of the loan were used to pay down short-term borrowings incurred to fund costs related to the Susquehanna River Pipeline Project.

Borrowings under the loan agreement bear interest at a variable rate as determined by PNC Capital Markets, as Remarketing Agent, on a periodic basis elected by us. We have currently elected that the interest rate be determined on a weekly basis. The Remarketing Agent determines the interest rate based on then current market conditions in order to determine the lowest interest rate which would cause the Series B Bonds to have a market value equal to the principal amount thereof plus accrued interest thereon. As of December 31, 2004, the interest rate under the loan agreement was 2.08%.

Holders of the Series B Bonds have the option to tender their bonds at any time. Further, the Series B Bonds are subject to mandatory tender if we elect to change the interest rate determination period or the liquidity facility expires or terminates (as defined in the Indenture). The Remarketing Agent will attempt to remarket any Series B Bonds tendered pursuant to the terms of the Indenture. If the Remarketing Agent is unable to remarket all or any portion of any bonds tendered or if the liquidity facility expires and is not replaced, we will be required to pay the purchase price of such bonds, which would be equal to 100% of the principal amount thereof plus accrued interest.

We may elect to have the Series B Bonds redeemed, in whole or in part, on any date that interest is payable for a redemption price equal to 100% of the principal amount thereof plus accrued interest to the date of redemption. The Series B Bonds are also subject to mandatory redemption for the same redemption price in the event that the Internal Revenue Service determines that the interest payable on the Series B Bonds is includable in gross income of the holders of the bonds for federal tax purposes.

In connection with the $12,000,000 loan agreement, mentioned above, we entered into an interest rate swap with PNC Bank, National Association in order to hedge against interest rate fluctuations due to the variable interest rate under the terms of the loan agreement. Pursuant to the terms of the interest rate swap, we are obligated periodically to pay an amount based on a fixed interest rate, and we will receive an amount based on a variable rate. The variable rate is based on a percentage of the one-month LIBOR. By entering into the interest rate swap, we have effectively fixed the interest rate that we will pay on all amounts outstanding under the loan agreement at 3.16% per annum. The interest rate swap will terminate on the maturity date of the Series B Bonds (which is the same date as the maturity date of the loan under the loan agreement), unless sooner terminated pursuant to its terms. In the event the interest rate swap terminates prior to the maturity date of the Series B Bonds, either we or PNC Bank may be required to make a termination payment to the other based on market conditions at such time. Notwithstanding the terms of the swap agreement, we are ultimately obligated for all amounts due and payable under the loan agreement. The effective date of the swap transaction was December 9, 2004.

Interest rate swap agreements derive their value from underlying interest rates. These transactions involve both credit and market risk. The notional amounts are amounts on which calculations, payments, and the value of the derivative are based. Notional amounts do not represent direct credit exposure. Direct credit exposure is limited to the net difference between the calculated amounts to be received and paid, if any. Such difference, which represents the fair value of the swap, is reflected on the Company's balance sheet.

The Company is exposed to credit-related losses in the event of nonperformance by the counterparty to the agreement. The Company controls the credit risk of its financial contracts through credit approvals, limits and monitoring procedures, and does not expect the counterparty to fail its obligations.

The terms of the debt agreements limit in some cases the Company's ability to prepay its borrowings and include certain restrictions with respect to declaration and payment of cash dividends and acquisition of the Company's stock. Under the terms of the most restrictive agreements, cumulative payments for dividends and acquisition of stock since December 31, 1982 may not exceed $1,500,000 plus net income since that date. As of December 31, 2004, none of the earnings retained in the business are restricted under these provisions. One of the notes also requires a pledge of $800,000 of receivables as security for the loan.

The Company maintains unsecured lines of credit aggregating $31,500,000 with five banks. Loans granted

LONG-TERM DEBT (CONTINUED)

under these lines as of December 31, 2004 bear interest based on LIBOR plus .875% to 1.25%. There were no short-term borrowings as of December 31, 2004 and $7,153,119 as of December 31, 2003. The weighted average interest rate on short-term borrowings outstanding as of December 31, 2003 was 2.19%. All of the lines of credit are payable upon demand. The Company is not required to maintain compensating balances and there are no commitment fees on its lines of credit.

5. COMMON STOCK AND EARNINGS PER SHARE

Earnings per share are based upon the weighted average number of shares outstanding of 6,625,224 in 2004, 6,386,460 in 2003 and 6,330,394 in 2002. The Company does not have dilutive securities.

Under the employee stock purchase plan, all full-time employees who have been employed at least six consecutive months may purchase shares of the Company's common stock through payroll deductions limited to 10% of gross compensation. The purchase price is 95% of the fair market value (as defined). Shares issued during 2004, 2003 and 2002 were 4,809, 5,000 and 4,607, respectively. As of December 31, 2004, 51,011 authorized shares remain unissued under the plan.

Under the optional dividend reinvestment plan, holders of the Company's common stock may purchase additional shares. The purchase price is 95% of the fair market value (as defined). Shares issued during 2004, 2003, and 2002 were 48,010, 49,427 and 51,532, respectively. As of December 31, 2003, 761,534 authorized shares remain unissued under the plan.

During the second quarter of 2002, the Company distributed a two-for-one stock split. On May 20, 2002, shareholders of record as of May 10, 2002, received one additional share of common stock for each share held as of the record date. The transaction had no effect on total capitalization.

On July 21, 2004, the Company closed an underwritten public offering of 415,000 shares of its common stock. Janney Montgomery Scott LLC was the sole underwriter in the offering. The Company received net proceeds in the offering, after deducting offering expenses and underwriter's discounts and commissions, of approximately $6.8 million. The net proceeds were used to repay a portion of the Company's short-term indebtedness under its revolving credit facilities primarily incurred to finance the Susquehanna River Pipeline Project.

6. EMPLOYEE BENEFIT PLANS

The Company maintains two defined benefit pension plans covering substantially all of its employees. The benefits are based upon years of service times the sum of $18.00 plus 1.5% of final average monthly earnings in excess of $400. The Company's funding policy is to contribute annually the amount permitted by the PPUC to be collected from customers in rates, but in no case less than the minimum required contribution.

The following table sets forth the plans' funded status and amounts recognized in the Company's balance sheets as of December 31, 2004 and 2003. The measurement of assets and obligations of the plans is as of December 31, 2004 and 2003.

Obligations and Funded Status At December 31	2004	2003
Change in Benefit Obligation		
Pension benefit obligation beginning of year	$14,889,070	$13,242,693
Service cost	503,521	382,379
Interest cost	992,107	881,204
Amendments	575,486	0
Actuarial loss	1,555,888	1,134,617
Benefit payments	(772,318)	(751,823)
Pension benefit obligation end of year	17,743,754	14,889,070
Change in Plan Assets		
Fair value of plan assets beginning of year	13,352,875	11,971,595
Actual return on plan assets	1,080,981	1,890,987
Employer contributions	272,219	242,116
Benefits paid	(772,318)	(751,823)
Fair value of plan assets end of year	13,933,757	13,352,875
Funded Status of Plan		
Funded status	(3,809,997)	(1,536,195)
Unrecognized net prior service cost	884,402	173,736
Unrecognized net loss	4,046,657	3,198,687
Net amount recognized as below	$ 1,121,062	$ 1,836,228

The net pension asset is recognized in the accompanying balance sheets as follows:

	Pension Benefits 2004	2003
Prepaid pension cost	$ 680,262	$ 1,836,228
Deferred employee benefits	(1,109,020)	–
Other assets (intangible)	513,999	–
Regulatory asset	1,035,821	–
Net amount recognized	$1,121,062	$ 1,836,228

Net periodic pension expense for 2004, 2003 and 2002 included the following components:

	2004	2003	2002
Service cost	$503,521	$382,379	$340,834
Interest cost	992,107	881,204	835,276
Expected return on plan assets	(917,197)	(832,846)	(910,110)
Amortization of loss (gain)	130,277	127,923	(36,333)
Amortization of prior service cost	278,673	31,336	31,336
Rate-regulated adjustment	(715,162)	(347,880)	–
Net periodic pension expense	$272,219	$242,116	$261,003

The rate-regulated adjustment set forth above is required for 2003 and 2004 in order to reflect pension expense for the Company in accordance with the method used in establishing water rates.

Weighted-average assumptions used to determine benefit obligations at December 31:

	2004	2003
Discount rate	5.90%	6.25%
Rate of compensation increase	5.00%	5.00%

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:

	2004	2003	2002
Discount rate	6.25%	6.75%	6.75%
Expected long-term return on plan assets	7.00%	7.00%	7.00%
Rate of compensation increase	5.00%	5.00%	5.00%

The selected long-term rate of return on plan assets (7.0%) was primarily based on the asset allocation of the plan's assets (approximately 50% to 60% equities and 40% to 50% fixed income investments). Analysis of the historic returns of these asset classes and projections of expected future returns were considered in setting the long-term rate of return. Review of the plan asset's actual performance for the past 10 years was also made and the average return over this period is approximately 100 basis points higher than the rate selected.

The Company's pension plans' weighted-average asset allocations at December 31, 2004 and 2003, by asset category are as follows:

Asset Category	Plan Assets at December 31 2004	2003
Equity securities	57%	56%
Debt securities	42%	43%
Other	1%	1%
Total	100%	100%

The investment objective of the Company's defined benefit pension plans is that of Balanced Income. Our weighted-average target asset allocations are 53% equity and 47% debt. Our investment performance objectives are to exceed the annual rate of inflation as measured by the Consumer Price Index by 3%, and to exceed the annualized total return of specified benchmarks applicable to the funds within the asset categories.

Further guidelines within equity securities include: (1) holdings in any one company cannot exceed 5% of the portfolio; (2) a minimum of 20 individual stocks must be included in the domestic stock portfolio; (3) a minimum of 30 individual stocks must be included in the international stock portfolio; (4) equity holdings in any one industry cannot exceed 20-25% of the portfolio; and (5) only U.S.-denominated currency securities are permitted.

As far as debt securities are concerned, the following must be adhered to: (1) fixed income holdings in a single issuer are limited to 5% of the portfolio; (2) acceptable investments include money market securities, U.S. Government and its agencies and sponsored entities' securities; (3) mortgage-backed and asset backed securities, and corporate securities; (4) purchases must be limited to investment grade or higher; (5) non-U.S. dollar denominated securities are not permissible; and (6) high risk derivatives are prohibited.

EMPLOYEE BENEFIT PLANS (CONTINUED)

Equity securities include York Water Company common stock in the amounts of $247,699 (1.8% of total plan assets) and $232,378 (1.7% of total plan assets) at December 31, 2004 and 2003, respectively.

The Company expects to contribute $450,000 to its pension plans in 2005.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid in each of the next five years and the subsequent five years in the aggregate:

2005	$ 851,479
2006	875,893
2007	869,708
2008	1,014,482
2009	1,044,332
2010-2014	5,410,208

As of December 31, 2004, the Company has an additional minimum liability of $1,035,821 associated with one of our defined benefit plans. The additional minimum liability is a result of the accumulated benefit obligation exceeding the fair value of plan assets and results in the establishment of a regulatory asset, as the Company anticipates recovery of the future, increased pension expense through customer rates. The additional minimum liability was recorded as a result of a plan amendment and a decrease in the assumed discount rate. The amendment to the pension plans eliminated the early retirement penalty for retiring employees who have reached age 62 and have completed at least 25 years of service. Prior to the amendment, retiring employees were subject to an early retirement penalty if they retired prior to age 65.

The accumulated benefit obligation was $14,782,737 and $12,312,297 at December 31, 2004 and 2003, respectively. As of December 31, 2004, one of our plans had benefit obligations in excess of its plan assets. The following table shows the accumulated benefit obligation, the projected benefit obligation and the fair value of plan assets for each plan:

General and Administrative Plan

	2004	2003
Accumulated benefit obligation	$ 9,362,796	$ 7,849,012
Projected benefit obligation	11,205,999	9,391,362
Fair value of plan assets	8,253,776	7,893,352

Union-Represented Plan

	2004	2003
Accumulated benefit obligation	$ 5,419,941	$ 4,463,285
Projected benefit obligation	6,537,755	5,497,708
Fair value of plan assets	5,679,981	5,459,523

The Company has a savings plan pursuant to the provisions of section 401(k) of the Internal Revenue Code. The plan provides for elective employee contributions of up to 15% of compensation and Company matching contributions of 65% of the participant's contribution, up to a maximum annual Company contribution of $1,950 for each employee. The Company's contributions to the plan amounted to $99,201 in 2004, $93,619 in 2003, and $76,149 in 2002.

The Company has non-qualified deferred compensation agreements with certain members of senior management. The future commitments under these arrangements have been funded through corporate-owned life insurance policies. At December 31, 2004 and 2003, the present value of the future obligations was $2,047,783 and $2,002,677 respectively. The insurance policies included in other assets had a total cash value of $2,289,799 and $2,051,879, respectively, at December 31, 2004 and 2003. The Company's expenses (credit) under the plans amounted to $112,908 in 2004, $166,162 in 2003 and ($31,151) in 2002.

7. Notes Receivable and Customers' Advances for Construction

The Company has entered into agreements with four municipalities to extend water service into newly formed water districts. The Company loaned funds to the municipalities to cover the costs related to the projects. The municipalities concurrently advanced these funds back to the Company in the form of customers' advances for construction. The municipalities are required by enacted ordinance to charge application fees and water revenue surcharges (fees) to customers connected to the system, which are remitted to the Company. The note principal and the related customer advance are reduced periodically as operating revenues are earned by the Company from customers connected to the system and refunds of advances are made. There is no due date for the notes or expiration date for the advances.

The Company has recorded interest income of $197,978 in 2004, $236,433 in 2003, and $151,922 in 2002.

Included in the accompanying balance sheets at December 31, 2004 and 2003 were the following amounts related to these projects.

	2004	2003
Notes receivable, including interest	$2,241,575	$ 658,878
Customers' advances for construction	2,641,251	2,731,962

During the second quarter of 2004, the Company offset notes receivable in the amount of $211,862 against the related advances for construction based on its determination that the principal recoverable from note holders was less than the recorded amount, and the fact that advances are not fully refundable to the extent that payments are not received on the notes.

Also during the second quarter of 2004, due to increased construction activity resulting in the collection of application fees and surcharges to recoup construction costs, the Company reinstated notes receivable in the amount of $388,078 which had been offset against the related advances for construction during the second quarter of 2002.

During the fourth quarter of 2004, the Company completed an additional main extension for a municipality. A note receivable and the corresponding customer advance in the amount of $1,424,081 were recorded. None of the three aforementioned events affected net income.

The Company has other customers' advances for construction totaling $17,933,549 and $15,713,101 at December 31, 2004 and 2003, respectively.

8. Commitments

Based on its capital budget, the Company plans to spend approximately $13.5 million in 2005, $14.3 million in 2006 and $6.3 million in 2007 on construction. These capital expenditures are net of amounts financed by customer advances. The Company plans to finance ongoing capital expenditures with internally generated funds, short-term borrowings and proceeds from the issuance of common stock under its dividend reinvestment plan (stock issued in lieu of cash dividends) and employee stock purchase plan.

The Company has remaining capital commitments with regard to the Susquehanna River pipeline project to its subcontractor and engineer on the project. Of the total committed of approximately $20.7 million, $1.2 million (included above) remains to be spent as of December 31, 2004.

As of December 31, 2004, the Company employed 95 people, 38 under union contract. The current contract was ratified during 2003 and expires in 2007.

The Company is subject to environmental and water quality regulations. Costs to comply with these regulations are substantial. The Company is in compliance with current regulations, but the regulations are subject to change and could require substantial future investment.

The Company is involved in certain legal and administrative proceedings before various courts and governmental agencies concerning water service and other matters. The Company expects that the ultimate disposition of these proceedings will not have a material effect on the Company's financial position, results of operations and cash flows.

9. Fair Value of Financial Instruments

The estimated fair value of financial instruments has been determined based on available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company might realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value.

The carrying amount of current assets and liabilities that are considered financial instruments approximates their fair value as of the dates presented. The Company's long-term debt, with a carrying value of $51,913,445 at December 31, 2004, and $32,652,086 at December 31, 2003 had an estimated fair value of approximately $64,000,000 and $45,000,000 in 2004 and 2003, respectively. The weighted average rates used to calculate the fair value were based on a multiple of the 5, 10, 15 and 20-year Municipal bond yields. The 2004 rates ranged from 3.50% to 5.39% and the 2003 rates ranged from 3.07% to 5.69%.

The interest rate swap is being carried at its fair value. The fair value was a net loss of $168,628 as of December 31, 2004, as reported in other comprehensive loss. Fair values relating to derivative instruments reflect the estimated amounts that the Company would receive or pay to terminate the contracts as of December 31, 2004, based on estimated future cash flows.

The Company's customers' advances for construction and notes receivable have carrying values at December 31, 2004 of $20,574,800 and $2,241,575, respectively. The relative fair values of these amounts cannot be accurately estimated since the timing of future payment streams is dependent upon several factors, including new customer connections, customer consumption levels and future rate increases.

10. Shareholder Rights Plan

On January 25, 1999, the Company's Board of Directors approved a Shareholder Rights Plan designed to protect the Company's shareholders in the event of an unsolicited, unfair offer to acquire the Company. Each outstanding common share is entitled to one Right, which is evidenced by the common share certificate. In the event any person acquires 15% or more of the outstanding common shares or commences a tender or exchange offer which, if consummated, would result in a person owning 15% or more of the outstanding common shares, the Rights will begin to trade independently from the common shares, and would entitle the holder to purchase a number of common shares having approximately twice the value of the exercise price of the Rights. If the Company is involved in a merger or other business combination at any time after the Rights become exercisable, the Rights will entitle the holder to acquire a number of shares of the acquiring company having approximately twice the value of the exercise price of the Rights. The Rights are redeemable by the Company at a redemption price of $0.01 per Right at any time before the Rights become exercisable. The Rights will expire on January 24, 2009, unless previously redeemed.

11. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

2004	FIRST	SECOND	THIRD	FOURTH	YEAR
Water operating revenue	$5,363,365	$5,497,962	$5,569,128	$6,073,557	$22,504,012
Utility operating income	2,353,283	2,365,752	2,409,302	2,780,218	9,908,555
Net income*	1,577,181	1,049,790	1,238,870	1,434,682	5,300,523
Basic earnings per share	.25	.16	.18	.21	.80
Dividends per share	.145	.145	.145	.156	.591

*First quarter net income includes an after tax gain on the sale of land of approximately $467,000.

2003					
Water operating revenue	$4,757,940	$5,047,674	$5,786,066	$5,296,856	$20,888,536
Utility operating income	1,866,795	2,214,089	2,856,034	2,396,661	9,333,579
Net income	757,570	1,049,621	1,494,211	1,146,894	4,448,296
Basic earnings per share	.12	.16	.24	.18	.70
Dividends per share	.135	.135	.135	.145	.550

12. SUBSEQUENT EVENTS

On March 1, 2005, the Company announced that it entered into agreements to acquire the water system of Spring Grove Borough which serves approximately 975 customers and the Spring Grove Water Company which serves approximately 21 customers, both in York County, Pennsylvania. Both agreements are subject to the approval of the Pennsylvania Public Utility Commission. The estimated acquisition cost of $2.2 million will be funded through internally generated funds and short-term borrowings.

Following the acquisitions, the Company will serve the customers of the Borough and the Spring Grove Water Company by using its fully filtered and treated water supply. This treated water supply will be provided through a main which will be constructed by the Company to interconnect with the Borough's and the Spring Grove Water Company's existing distribution facilities. The Company will also sell potable water to Glatfelter paper mill. The interconnections are expected to be completed by July 1, 2005.

Financials

Selected Financial Data

	Years Ended December 31		
	2004	2003	2002
Income			
Operating Revenues	$22,504,012	$20,888,536	$19,553,211
Operating Expenses	$12,595,457	$11,554,957	$11,219,992
Operating Income	$9,908,555	$9,333,579	$8,333,219
Interest and Debt Expense	$2,131,680	$2,523,132	$2,691,857
Net Income	$5,300,523	$4,448,296	$3,790,347
Percent Change in Net Income Compared to Prior Year	19.2%	17.4%	-5.4%
Common Stock Dividends	$3,930,328	$3,512,284	$3,323,095
Dividend Payout Ratio	74%	79%	88%
Weighted Average Common Shares Outstanding	6,625,224	6,386,460	6,330,394
Basic Earnings Per Weighted Average Common Share	$0.80	$0.70	$0.60
Number of Common Shares Outstanding	6,887,047	6,419,230	6,364,803
ROE on Year End Common Equity	11.0%	11.4%	10.2%
Common Stock Dividends Per Share	$0.591	$0.550	$0.525
Net Cash Flows From Operating Activities	$7,748,777	$6,912,942	$6,233,408
Balance Sheet			
Common Stockholders' Equity	$48,037,326	$39,056,529	$37,216,708
Long-Term Debt Including Current Maturities	$51,913,445	$32,652,086	$32,690,344
Total Capitalization	$99,950,771	$71,708,615	$69,907,052
Percent Common Stockholders' Equity	48%	54%	53%
Percent Long-Term Debt	52%	46%	47%
Net Utility Plant	$139,453,890	$115,723,775	$106,217,261

Operating Data

	2004	2003	2002
Revenue Class			
Residential	$13,789,466	$12,574,219	$11,527,695
Commercial and Industrial	$6,892,764	$6,597,301	$6,384,719
Other	$1,821,782	$1,717,016	$1,640,797
Total Operating Revenues	$22,504,012	$20,888,536	$19,553,211
Other Operating Data			
Number of Customers	53,134	51,916	51,023
Number of Employees	95	92	89
Capital Additions	$25,981,406	$11,526,563	$6,309,906
Common Shareholders	1,459	1,392	1,353
Book Value Per Common Share	$6.98	$6.08	$5.85
Market Value at Year End	$19.40	$18.20	$14.20
Market Value to Book Value	278%	299%	243%
P/E Ratio	24.3	26.0	23.7

2001	2000	1999	1998	1997	1996	1995	1994
$19,402,542	$18,481,163	$17,511,251	$17,137,029	$16,996,706	$15,721,462	$15,449,296	$14,755,707
$10,467,905	$10,008,624	$10,255,553	$9,721,428	$9,678,694	$9,223,227	$10,539,739	$9,936,947
$8,934,637	$8,472,539	$7,255,698	$7,415,601	$7,318,012	$6,498,235	$4,909,557	$4,818,760
$2,855,565	$2,797,705	$2,643,579	$2,673,614	$2,707,310	$2,893,123	$2,738,846	$2,720,535
$4,006,067	$3,757,787	$3,154,073	$3,135,389	$3,120,061	$2,759,756	$2,312,247	$2,444,678
6.6%	19.1%	0.6%	0.5%	13.1%	19.4%	-5.4%	-4.2%
$3,126,038	$2,949,993	$2,823,526	$2,744,592	$2,650,266	$2,376,620	$2,277,190	$2,249,279
78%	79%	90%	88%	85%	86%	98%	92%
6,153,250	6,021,350	5,980,534	5,902,570	5,824,938	5,255,128	5,060,760	4,998,744
$0.65	$0.63	$0.53	$0.53	$0.54	$0.53	$0.46	$0.49
6,308,664	6,085,466	5,978,182	5,959,444	5,869,564	5,801,048	5,098,992	5,037,472
11.2%	11.6%	10.2%	10.3%	10.7%	9.9%	10.6%	11.5%
$0.505	$0.490	$0.473	$0.465	$0.455	$0.450	$0.450	$0.450
$6,772,291	$6,395,341	$5,495,744	$6,207,018	$5,092,022	$4,310,222	$3,000,025	$3,754,202
$35,891,474	$32,437,755	$30,829,654	$30,380,436	$29,150,786	$28,002,757	$21,771,767	$21,251,914
$32,728,220	$32,765,720	$32,800,000	$32,000,000	$32,000,000	$32,000,000	$32,000,000	$32,000,000
$68,619,694	$65,203,475	$63,629,654	$62,380,436	$61,150,786	$60,002,757	$53,771,767	$53,251,914
52%	50%	48%	49%	48%	47%	40%	40%
48%	50%	52%	51%	52%	53%	60%	60%
$101,752,782	$96,433,665	$91,725,068	$86,401,217	$83,155,036	$80,334,138	$76,819,549	$73,107,138
$11,570,453	$10,979,596	$10,198,707	$10,015,871	$9,975,226	$9,273,216	$8,895,601	$8,271,510
$6,265,179	$6,033,380	$6,003,980	$5,888,272	$5,849,921	$5,331,714	$5,521,404	$5,529,513
$1,566,910	$1,468,187	$1,308,564	$1,232,886	$1,171,559	$1,116,532	$1,032,291	$954,684
$19,402,542	$18,481,163	$17,511,251	$17,137,029	$16,996,706	$15,721,462	$15,449,296	$14,755,707
50,079	49,195	48,144	47,173	46,458	45,800	44,879	43,830
90	90	90	91	90	91	90	91
$7,095,827	$6,413,721	$7,050,376	$4,989,967	$4,500,517	$4,936,816	$5,256,959	$6,629,903
1,327	1,307	1,364	1,325	1,334	1,281	1,217	1,208
$5.69	$5.33	$5.16	$5.10	$4.97	$4.83	$4.27	$4.22
$14.63	$9.00	$8.38	$9.63	$10.38	$8.41	$8.47	$7.88
257%	169%	162%	189%	209%	174%	198%	187%
22.5	14.3	16.0	18.2	19.4	16.0	18.4	16.1

Board of Directors

William T. Morris, P.E., (1) *Age 67*
Director Since April 19, 1978

Chairman of the Board,
The York Water Company,
November 2001 to date
President and Chief Executive Officer,
The York Water Company,
May 1995 to December 2002

John L. Finlayson, (1) (2) (3) *Age 64*
Director Since September 2, 1993

Vice President-Finance and Administration,
Susquehanna Pfaltzgraff Co.,
Manufacturing, Retailing,
Radio Stations, Cable TV,
August 1978 to date

Irvin S. Naylor, (1) *Age 69*
Director Since October 31, 1960

Vice Chairman of the Board,
The York Water Company,
May 2000 to date
Chairman of the Board,
The York Water Company,
September 1993 to May 2000
President/Owner, Snow Time, Inc.,
Owns and Operates Ski Areas,
June 1964 to date

Chloé R. Eichelberger, (2) (3) *Age 70*
Director Since September 15, 1995

Owner/President/Chief Executive Officer,
Chloé Eichelberger Textiles, Inc.,
Dyeing and Finishing Fabrics,
September 1987 to date

George Hay Kain, III, (3) *Age 56*
Director Since August 25, 1986

Consultant,
December 2004 to date
Sole Practitioner, Attorney at Law
April 1982 to December 2003

Michael W. Gang, Esq., (1) *Age 54*
Director Since January 22, 1996

Partner/Attorney,
Morgan, Lewis & Bockius, LLP,
Counselors at Law,
October 1984 to date
Morgan, Lewis & Bockius, LLP is
counsel to the Company


William T. Morris, P.E.


John L. Finlayson


Irvin S. Naylor


Chloé R. Eichelberger


George Hay Kain, III


Michael W. Gang, Esq.

(1) Member of the Executive Committee (2) Member of the Audit Committee (3) Member of the Compensation and Nomination Committee



Thomas C. Norris

Thomas C. Norris, (2) (3) *Age 66*
Director Since June 26, 2000

Retired, Chairman of the Board, P. H. Glatfelter Company, Paper Manufacturer, May 2000 to date
Chairman of the Board, P. H. Glatfelter Company, July 1998 to May 2000



George W. Hodges

George W. Hodges, (2) (3) *Age 54*
Director Since June 26, 2000

Office of the President, The Wolf Organization, Inc., Distributor of Building Products, January 1986 to date



Jeffrey S. Osman

Jeffrey S. Osman, (1) *Age 62*
Director Since July 23, 2001

President and Chief Executive Officer, January 2003 to date
Vice President-Finance and Secretary-Treasurer, The York Water Company, May 1995 to December 2002

Directors Emeriti

Robert E. Skold
Josephine S. Appell
Frank Motter
Horace Keesey III

Officers & Key Employees

Jeffrey S. Osman, *Age 62*
President and Chief Executive Officer

Vernon L. Bracey, *Age 43*
Vice President-Customer Service

Duane R. Close, *Age 59*
Vice President-Operations

Jeffrey R. Hines, P.E., *Age 43*
Vice President-Engineering and Secretary

Bruce C. McIntosh, *Age 52*
Vice President-Human Resources

Kathleen M. Miller, *Age 42*
Chief Financial Officer and Treasurer

Stock Exchange Listing

The Company's common shares trade on the Nasdaq National Market.

The trading symbol is "YORW".

Transfer Agent & Registrar

American Stock Transfer &Trust Company
59 Maiden Lane
New York, NY 10273-0923
(800) 937-5449
www.amstock.com

Health and Safety

The Company strives to provide a healthy and safe work environment. During 2004, employees achieved significant levels of success in these areas. Many departments continue to extend multiple year records of no lost time injuries. Company wide, we continue to be about one-half the national water industry accident rate.

Diversity

The Company also strives to provide a diverse work environment and diversity in our work force. We continue to seek out and employ qualified employees reflective of the demographics of the geographic area we serve. The Company believes that diversity in the procurement process is a vital necessity in providing for the long-term needs of our operations and our customers. Diversity maximizes the number of vendors available to support our operations, and provides us with needed services.

Independent Auditors

Beard Miller Company LLP
221 West Philadelphia Street, Suite E 200
York, PA 17401

Chartered Territory

Distribution and Supply System


THE YORK WATER COMPANY
N
CHARTERED TERRITORY
DISTRIBUTION SYSTEM
SUPPLY SYSTEM
NEWBERRY TWP
YORK HAVEN
CONEWAGO TWP
SUSQUEHANNA RIVER
MOUNT WOLF
MANCHESTER
EAST MANCHESTER TWP
HELLAM TWP
83
MANCHESTER TWP
30
PLEASUREVILLE
HALLAM
DOVER TWP
DOVER
SPRINGETTSBURY TWP
EAST PROSPECT
YORKANA
WEST MANCHESTER TWP
YORK
SPRING GARDEN TWP
WINDSOR TWP
FILTER PLANT
YORK TWP
WINDSOR
JACKSON TWP
PUMPING STATION
SPRY
YORK NEW SALEM
LAKE WILLIAMS
LAKE REDMAN
DALLASTOWN
JACOBUS
RED LION
NORTH CODORUS TWP
SOUTH BRANCH CODORUS CREEK
SPRINGFIELD TWP
LOGANVILLE
EAST BRANCH CODORUS CREEK
PENNSYLVANIA
SEVEN VALLEYS
NEW YORK
JEFFERSON
NORTH HOPEWELL TWP
HARRISBURG
LANCASTER
YORK
PHILADELPHIA
CODORUS TWP
GLEN ROCK
SHREWSBURY
BALTIMORE
SHREWSBURY TWP
WASHINGTON D.C.
HOPEWELL TWP
RAILROAD
NEW FREEDOM





The York Water Company

130 East Market Street, York, Pennsylvania 17401

"That good York water"

SINCE 1816